B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended March 31, 2024

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at May 7, 2024 and contains certain "forward-looking information" and “forward-looking statements” under Canadian and United States securities laws, respectively ("forward-looking statements"). All statements included herein, other than statements of historical fact, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Cautionary Statement on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements as a result of a number of factors, including those set out in “Risks and Uncertainties.”
The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three months ended March 31, 2024 and the annual consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2023. The unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IAS 34"). The unaudited condensed interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2023, which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"). All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis. Production from the La Libertad, El Limon and Pan mines owned by Calibre Mining Corp. ("Calibre") is presented on an approximate 24% basis until January 24, 2024 and 15% subsequently (first quarter of 2023 - 25%), representing the Company’s indirect ownership interest in Calibre's operations through its equity investment in Calibre (subject to reduction if B2Gold’s interest in Calibre dilutes).

Additional information related to B2Gold, including our Annual Information Form, is available on the Company's website www.b2gold.com and on SEDAR+ at www.sedarplus.ca.

OVERVIEW
B2Gold is a Vancouver-based gold producer with three operating mines: the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia, and a fourth mine under construction in Canada, the Goose Project. The Company also has an approximately 15% interest in Calibre (reduced from 24% on January 24, 2024) and an approximately 19% interest in BeMetals Corp. In addition, the Company has a portfolio of exploration and development projects in a number of countries including Mali, Finland and Colombia.
Summary
Consolidated gold revenue for the first quarter of 2024 was $461 million on sales of 222,978 ounces at an average price of $2,069 per ounce compared to $474 million on sales of 249,150 ounces at an average price of $1,901 per ounce in the first quarter of 2023. The decrease in gold revenue of 3% ($12 million) was attributable to a 12% decrease in gold ounces sold partially offset by a 9% increase in average realized gold price.

For the first quarter of 2024, total gold production was 225,716 ounces (including 11,377 ounces of attributable production from Calibre), in-line with budget, and 15% (41,140 ounces) lower compared to the first quarter of 2023. Consolidated gold production from the Company’s three operating mines was 214,339 ounces in the first quarter of 2024, in-line with budget and 15% (36,380 ounces) lower compared to the first quarter of 2023. For the first quarter of 2024, all three operating mines were in-line with budget (refer to "Review of Mining Operations and Development Projects" section below). In the first quarter of 2024, the Masbate and Otjikoto mines produced 7% (3,418 ounces) and 18% (6,925 ounces) more ounces than the first quarter of 2023 respectively, while the Fekola Mine produced 28% (46,723 ounces) less ounces compared to the first quarter of 2023.

For the first quarter of 2024, consolidated cash operating costs1 were $718 per gold ounce produced ($703 per gold ounce sold), $89 (11%) lower than budget and $142 (25%) per gold ounce produced higher than the first quarter of 2023. Including estimated attributable results for Calibre, cash operating costs for the first quarter of 2024 were $734 per gold ounce produced ($720 per gold ounce sold), $85 (10%) lower than budget and $134 (22%) per gold ounce produced higher than the first quarter of 2023. Cash operating costs per ounce produced for the first quarter of 2024 were lower than budget largely as a result of lower than budgeted fuel costs, lower tonnage mined at the Fekola Mine due to equipment availability and a weaker Namibian dollar. Compared to the first quarter of 2023, cash operating costs per ounce produced for the first quarter of 2024 were higher mainly due to higher ounces produced in the first quarter of 2023.

Consolidated all-in sustaining costs2 for the first quarter of 2024 were $1,346 per gold ounce sold compared to budget of $1,532 per gold ounce sold and $1,049 per gold ounce sold for the first quarter of 2023. Including estimated attributable results for Calibre, all-in sustaining costs for the first quarter of 2024 were $1,345 per gold ounce sold compared to budget of $1,522 per gold ounce sold and $1,060 per gold ounce sold for the first quarter of 2023. Consolidated all-in sustaining costs for the first quarter of 2024 were $186 (12%) per gold ounce sold lower than budgeted due to lower than budgeted production costs per gold ounce sold, higher gold ounces sold and lower than budgeted sustaining capital expenditures ($15 million) partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. The lower sustaining capital expenditures were mainly a result of timing of expenditures and are expected to be incurred later in 2024.

In 2024, B2Gold expects total gold production to be between 860,000 and 940,000 ounces (including 40,000 to 50,000 ounces of attributable production from Calibre). The Company’s total consolidated gold production is expected to be relatively consistent throughout 2024, with third quarter production expected to be slightly lower. The expected decrease in gold production relative to 2023 is mainly attributable to lower production at the Fekola Complex as a result of the delay in receiving an exploitation license for Fekola Regional from the Government of Mali, delaying the 80,000 to 100,000 ounces that were scheduled in the life of mine plan to be trucked to the Fekola mill and processed in 2024. The contribution of this gold production from Fekola Regional is now expected to start at the beginning of 2025. The Company’s total consolidated cash operating costs for the year (including estimated attributable results for Calibre) are forecast to be between $835 and $895 per ounce and total consolidated all-in sustaining costs (including estimated attributable results for Calibre) are forecast to be between $1,360 and $1,420 per ounce. The anticipated increase in the Company's consolidated cash operating costs per ounce for 2024 reflects the processing of lower-grade ore at Fekola in 2024. The total consolidated all-in sustaining costs per ounce for 2024 reflect the final full year of spending on both the new Fekola Tailings Storage Facility ("TSF") and the Fekola solar plant expansion, in addition to the ongoing substantial capitalized stripping campaign planned at Fekola for 2024.

1 “Cash operating costs” a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
2 “All-in sustaining costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

For the first quarter of 2024, the Company generated net income of $48 million compared to a net income of $102 million in the first quarter of 2023, including net income attributable to the shareholders of the Company of $40 million ($0.03 per share) in the first quarter of 2024 compared to $86 million ($0.08 per share) in the first quarter of 2023. Adjusted net income attributable to the shareholders of the Company3 for the first quarter of 2024 was $82 million ($0.06 per share) compared to adjusted net income attributable to the shareholders of the Company of $106 million ($0.10 per share) in the first quarter of 2023.

Cash flow provided by operating activities was $711 million in the first quarter of 2024 compared to $204 million in the first quarter of 2023, an increase of $507 million due mainly to $500 million of proceeds received from the Gold Prepay in January 2024, higher working capital inflows and lower long-term value-added tax outflows, partially offset by lower revenues of $12 million and higher production costs of $29 million. Cash income and withholding tax payments in the first quarter of 2024 totalled $39 million (first quarter of 2023 - $30 million), including approximately $10 million related to 2023 outstanding tax liability obligations. Based on actual results for the first quarter of 2024 and revised forecast assumptions, including an average forecast gold price of $2,000 per ounce for the balance of 2024 (previously $1,800 per ounce), the Company is now forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2024 of approximately $270 million (previous estimate was $187 million).

B2Gold continues to maintain a strong financial position and liquidity. At March 31, 2024, the Company had cash and cash equivalents of $568 million (December 31, 2023 - $307 million) and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $629 million (December 31, 2023 - $397 million). At March 31, 2024, the full amount of the Company's $700 million revolving credit facility ("RCF") was undrawn and available.

In January 2024, to further enhance the financial flexibility of the Company and provide additional cash liquidity at attractive terms as the Company continues to fund sustaining, development and growth projects across the operating portfolio, and increase financial capacity for potential growth projects in Namibia and Colombia, B2Gold entered into a series of prepaid gold sales (the "Gold Prepay") with a number of its existing RCF syndicate lenders. The Company received an upfront payment of $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,768 ounces, representing approximately 10% of expected annual gold production in each of 2025 and 2026 (subject to finalization of production guidance for 2025 and 2026). Gold deliveries can be from production from any of the Company’s operating mines and the Gold Prepay can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces. The Gold Prepay was executed by Bank of Montreal, Canadian Imperial Bank of Commerce, ING Capital Markets LLC, and National Bank of Canada.

On February 21, 2024, B2Gold’s Board of Directors ("Board") declared a cash dividend for the first quarter of 2024 of $0.04 per common share (or an expected $0.16 per share on an annualized basis), paid on March 20, 2024. The declaration and payment of future quarterly dividends remains at the discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

On January 31, 2024, the Company announced positive exploration drilling results from the Antelope deposit at the Otjikoto Mine. The Antelope deposit, comprised of the Springbok Zone, the Oryx Zone, and a possible third structure, Impala, subject to further confirmatory drilling, is located approximately three km south of the Otjikoto open pit. The Antelope deposit has the potential to be developed as an underground mining operation, which could complement the expected processing of low grade stockpiles at the Otjikoto mill from 2026 to 2031.

At the Goose Project in Nunavut, B2Gold has successfully completed the 2024 Winter Ice Road ("WIR") campaign and has delivered all necessary material from the Marine Laydown Area ("MLA") to complete the construction of the Goose Project in the first quarter of 2025. The mill construction remains on schedule (and in some cases ahead of schedule) with work on-going on various facilities related to concrete, steel erection and building cladding. Additionally, installation of the ball mill is progressing ahead of schedule with installation of all shell sections, feed/discharge heads, trunnion, pinion and bearings. Development of the open pit and underground is slightly behind schedule due to equipment availability (commissioning and availability of the open pit equipment), adverse weather conditions and prioritizing of critical path construction activities. The current schedule indicates that an additional three months of mining must be added to the schedule to ensure that the Umwelt open pit, underground development, and crown pillar activities align and that there is sufficient tailings storage capacity in the Echo Open Pit. With the schedule change, the mill is now scheduled to start wet commissioning in the second quarter of 2025 with ramp up to full production in the third quarter of 2025 (one quarter later than previous estimates). This does not impact the other facets of the project and staffing tables have been adjusted to ensure that capital is conserved. With the updated schedule, the Company estimates that gold production in calendar year 2025 will be between 120,000 ounces and 150,000 ounces (previously estimated to be between 220,000 ounces and 260,000 ounces). Importantly, the updated mining schedule does not impact the total number of gold ounces the Company expects to produce over the life of mine of the Goose Project. The updated production profile has resulted in the Company now estimating that average annual gold production from 2026 to 2030 will increase to be in excess of 310,000 ounces per year (previously estimated at 300,000 ounces per year).

3 Adjusted net income attributable to shareholders of the Company” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

REVIEW OF FINANCIAL RESULTS
Selected Quarterly Financial and Operating Results

	Three months ended
	March 31,
	2024	2023

Gold revenue ($ in thousands)	461,444	473,556
Net income ($ in thousands)	48,481	101,904
Earnings per share – basic(1) ($/ share)	0.03	0.08
Earnings per share – diluted(1) ($/ share)	0.03	0.08
Cash provided by operating activities ($ thousands)	710,727	203,823
Average realized gold price ($/ ounce)	2,069	1,901
Adjusted net income(1)(2) ($ in thousands)	81,503	105,862
Adjusted earnings per share(1)(2) – basic ($)	0.06	0.10
Consolidated operations results:
Gold sold (ounces)	222,978	249,150
Gold produced (ounces)	214,339	250,719
Production costs ($ in thousands)	156,745	127,604
Cash operating costs(2) ($/ gold ounce sold)	703	512
Cash operating costs(2) ($/ gold ounce produced)	718	576
Total cash costs(2) ($/ gold ounce sold)	838	653
All-in sustaining costs(2) ($/ gold ounce sold)	1,346	1,049
Operations results including equity investment in Calibre:
Gold sold (ounces)	234,355	265,292
Gold produced (ounces)	225,716	266,856
Production costs ($ in thousands)	168,650	143,369
Cash operating costs(2) ($/ gold ounce sold)	720	540
Cash operating costs(2) ($/ gold ounce produced)	734	600
Total cash costs(2) ($/ gold ounce sold)	851	678
All-in sustaining costs(2) ($/ gold ounce sold)	1,345	1,060
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
First quarter 2024 and 2023 results
Revenue
Consolidated gold revenue for the first quarter of 2024 was $461 million on sales of 222,978 ounces at an average price of $2,069 per ounce compared to $474 million on sales of 249,150 ounces at an average price of $1,901 per ounce in the first quarter of 2023. The decrease in gold revenue of 3% ($12 million) was attributable to a 12% decrease in gold ounces sold partially offset by a 9% increase in average realized gold price.

In the first quarter of 2024, the Fekola Mine accounted for $256 million (first quarter of 2023 - $314 million) of gold revenue from the sale of 123,828 ounces (first quarter of 2023 - 165,050 ounces), the Masbate Mine accounted for $99 million (first quarter of 2023 - $57 million) of gold revenue from the sale of 47,700 ounces (first quarter of 2023 - 29,650 ounces) and the Otjikoto Mine accounted for $106 million (first quarter of 2023 - $102 million) of gold revenue from the sale of 51,450 ounces (first quarter of 2023 - 54,450 ounces).
Production and operating costs

For the first quarter of 2024, total gold production was 225,716 ounces (including 11,377 ounces of attributable production from Calibre), in-line with budget, and 15% (41,140 ounces) lower compared to the first quarter of 2023. Consolidated gold production from the Company’s three operating mines was 214,339 ounces in the first quarter of 2024, in-line with budget and 15% (36,380 ounces) lower compared to the first quarter of 2023. For the first quarter of 2024, all three operating mines were in-line with budget (refer to "Review of Mining Operations and Development Projects" section below). In the first quarter of 2024, the

Masbate and Otjikoto mines produced 7% (3,418 ounces) and 18% (6,925 ounces) more ounces than the first quarter of 2023 respectively, while the Fekola Mine produced 28% (46,723 ounces) less ounces compared to the first quarter of 2023.

For the first quarter of 2024, consolidated cash operating costs (refer to "Non-IFRS Measures") were $718 per gold ounce produced ($703 per gold ounce sold), $89 (11%) lower than budget and $142 (25%) per gold ounce produced higher than the first quarter of 2023. Including estimated attributable results for Calibre, cash operating costs for the first quarter of 2024 were $734 per gold ounce produced ($720 per gold ounce sold), $85 (10%) lower than budget and $134 (22%) per gold ounce produced higher than the first quarter of 2023. Cash operating costs per ounce produced for the first quarter of 2024 were lower than budget largely as a result of lower than budgeted fuel costs, lower tonnage mined at the Fekola Mine due to equipment availability and a weaker Namibian dollar. Compared to the first quarter of 2023, cash operating costs per ounce produced for the first quarter of 2024 were higher mainly due to higher ounces produced in the first quarter of 2023.

Consolidated all-in sustaining costs (refer to "Non-IFRS Measures") for the first quarter of 2024 were $1,346 per gold ounce sold compared to budget of $1,532 per gold ounce sold and $1,049 per gold ounce sold for the first quarter of 2023. Including estimated attributable results for Calibre, all-in sustaining costs for the first quarter of 2024 were $1,345 per gold ounce sold compared to budget of $1,522 per gold ounce sold and $1,060 per gold ounce sold for the first quarter of 2023. Consolidated all-in sustaining costs for the first quarter of 2024 were $186 (12%) per gold ounce sold lower than budgeted due to lower than budgeted production costs per gold ounce sold, higher gold ounces sold and lower than budgeted sustaining capital expenditures ($15 million) partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. The lower sustaining capital expenditures were mainly a result of timing of expenditures and are expected to be incurred later in 2024.

Depreciation and depletion

Depreciation and depletion expense included in total cost of sales was $90 million for the first quarter of 2024 compared to $97 million in the first quarter of 2023. The 7% decrease in depreciation expense was mainly due to a 11% decrease in gold ounces sold partially offset by a 4% increase in depreciation charge per ounce of gold sold.

Royalties and production taxes
Royalties and production taxes included in total cost of sales were $30 million for the first quarter of 2024 compared to $35 million in the first quarter of 2023. The 14% decrease in royalties and production taxes was due to a 11% decrease in gold ounces sold, a change in the sales mix in the first quarter of 2024 to include proportionately less ounces sold from the Fekola Mine, resulting in an overall lower effective royalty rate for the period, partially offset by a 9% increase in the average realized gold price.
Other
G&A costs relate mainly to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. G&A for the first quarter of 2024 was $14 million, which was consistent with the first quarter of 2023.
Share-based payment expense for the first quarter of 2024 was $5 million, which was $2 million lower than the first quarter of 2023. The lower share-based payment expense resulted from the lower share valuation of grants in the first quarter of 2024 compared to the first quarter of 2023.

In the first quarter of 2023, the Company recorded a $16 million write-off of mineral property interests relating to greenfield exploration targets. No write-off of mineral property interests was recorded in the first quarter of 2024.

For the first quarter of 2024, the Company's estimate of its share of Calibre's net income based on publicly available information was $2 million (first quarter of 2023 - $5 million).
For the first quarter of 2024, other operating expenses totalled $5 million, which included $1 million loss on disposal of assets.
The Company reported $10 million in interest and financing expense during the first quarter of 2024, $7 million higher than the first quarter of 2023 reflecting the recording of the finance cost associated with the Gold Prepay in the first quarter of 2024 as well as the finance cost on the RCF for the first quarter of 2024.

The Company reported a loss on change in fair value of the gold stream obligation of $11 million for the first quarter of 2024 resulting from changes in long-term gold prices and interest rates.
Interest income for the first quarter of 2024 was $5 million compared to $6 million in the first quarter of 2023.

For the first quarter of 2024, the Company recorded a dilution loss on investment in Calibre of $10 million following dilution of the Company's investment in Calibre from 24% to 15% as a result of Calibre's acquisition of Marathon Gold Corp., which closed in January 2024.

For the first quarter of 2024, the Company recorded a net current income and other tax expense of $62 million compared to $77 million in the first quarter of 2023, consisting of current income tax of $51 million (first quarter of 2023 - $66 million), the 10% priority dividend to the State of Mali of $8 million (first quarter of 2023 - $9 million) and withholding tax (on intercompany dividends/management fees) of $3 million (first quarter of 2023 - $2 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the first quarter of 2023, current tax expense in the first quarter of 2024 was lower mainly as a result of lower gross profit than in the first quarter of 2023. For the first quarter of 2024, the Company recorded a deferred income tax expense of $20 million compared to a deferred income tax recovery of $2 million in the first quarter of 2023. The deferred tax expense for the first quarter of 2024 included $8 higher future withholding taxes, $13 million higher foreign exchange effects and $1 million greater temporary differences between accounting and taxable income.

For the first quarter of 2024, the Company generated net income of $48 million compared to a net income of $102 million in the first quarter of 2023, including net income attributable to the shareholders of the Company of $40 million ($0.03 per share) in the first quarter of 2024 compared to $86 million ($0.08 per share) in the first quarter of 2023. Adjusted net income attributable to the shareholders of the Company (refer to “Non-IFRS Measures”) for the first quarter of 2024 was $82 million ($0.06 per share) compared to adjusted net income of $106 million ($0.10 per share) in the first quarter of 2023. Adjusted net income in the first quarter of 2024 excluded loss on change in fair value of the gold stream obligation of $11 million, dilution loss on investment in Calibre of $10 million and deferred income tax expense of $21 million.

Cash flow provided by operating activities was $711 million in the first quarter of 2024 compared to $204 million in the first quarter of 2023, an increase of $507 million due mainly to $500 million of proceeds received from the Gold Prepay in January 2024, higher working capital inflows and lower long-term value-added tax outflows, partially offset by lower revenues of $12 million and higher production costs of $29 million. Cash income and withholding tax payments in the first quarter of 2024 totalled $39 million (first quarter of 2023 - $30 million), including approximately $10 million related to 2023 outstanding tax liability obligations. Based on actual results for the first quarter of 2024 and revised forecast assumptions, including an average forecast gold price of $2,000 per ounce for the balance of 2024 (previously $1,800 per ounce), the Company is now forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2024 of approximately $270 million (previous estimate was $187 million).
REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

	Three months ended
	March 31,
	2024	2023

Gold revenue ($ in thousands)	256,318	314,225
Gold sold (ounces)	123,828	165,050
Average realized gold price ($/ ounce)	2,070	1,904
Tonnes of ore milled	2,462,863	2,271,891
Grade (grams/ tonne)	1.62	2.47
Recovery (%)	92.7	91.9
Gold production (ounces)	119,141	165,864
Production costs ($ in thousands)	85,105	77,661
Cash operating costs(1) ($/ gold ounce sold)	687	471
Cash operating costs(1) ($/ gold ounce produced)	698	483
Total cash costs(1) ($/ gold ounce sold)	852	632
All-in sustaining costs(1) ($/ gold ounce sold)	1,436	964
Capital expenditures ($ in thousands)	80,562	53,795
Exploration ($ in thousands)	1,302	1,706
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) had a strong start to the year with gold production for the first quarter of 2024 of 119,141 ounces, in-line with budget and, as expected, 28% (46,723 ounces) lower compared to the first quarter of 2023. As expected, gold production for the first quarter of 2024 was lower than the first quarter of 2023, as the first quarter of 2023 benefitted from a favourable mine phasing sequence with Phase 6 of the Fekola pit providing significant high-grade ore to the process plant. For the first quarter of 2024, mill feed grade was 1.62 grams per tonne ("g/t") compared to budget of 1.83 g/t and 2.47 g/t in the first quarter of 2023; mill throughput was 2.46 million tonnes compared to budget of 2.24 million tonnes and 2.27 million tonnes in the first quarter of 2023; and gold recovery averaged 92.7% compared to budget of 90.9% and 91.9% in the first quarter of 2023.

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) for the first quarter of 2024 were $698 per ounce produced ($687 per gold ounce sold) compared to a budget of $797 per ounce produced and $483 per ounce produced for the first quarter of 2023. Cash operating costs per ounce produced for the first quarter of 2024 were $99 per ounce produced, or 12%, lower than budget as a results of lower fuel costs, higher mill throughput, higher gold recovery and lower mining costs due to lower than budgeted mined tonnage due to equipment availability. Compared to the first quarter of 2023, cash operating costs per ounce produced for the first quarter of 2024 were 45% higher due primarily to the planned decrease in gold production in the first quarter of 2024.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the first quarter of 2024 were $1,436 per gold ounce sold or 11% ($184 per gold ounce sold) lower than budget as a result of lower than budgeted production costs per gold ounce sold, higher gold ounces sold and lower than budgeted sustaining capital expenditures ($10 million), partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. The lower sustaining capital expenditures were mainly a result of timing of expenditures and are expected to be incurred later in 2024.

Capital expenditures in the first quarter of 2024 totalled $81 million primarily consisting of $29 million for deferred stripping, $18 million for mobile equipment purchases and rebuilds, $13 million for the construction of a new TSF, $11 million for Fekola underground development, $3 million for solar plant expansion and $2 million for haul road construction.

The Fekola Complex in Mali is expected to produce between 470,000 and 500,000 ounces of gold in 2024 at cash operating costs of between $835 and $895 per ounce and all-in sustaining costs of between $1,420 and $1,480 per ounce. The Fekola Complex’s total 2024 gold production is anticipated to decrease relative to 2023 due to lower production at the Fekola Complex as a result of the delay in receiving an exploitation license for Fekola Regional. Receipt of mining permit for the Fekola Regional licenses remains outstanding pending finalization of an implementation decree for the new 2023 Mining Code by the State of Mali. No production is forecast from Fekola Regional in the Company's 2024 guidance with production now expected to commence at the beginning of 2025. If an exploitation license for Fekola Regional is received in the first half of 2024, there is potential for 2024 Fekola Complex production to be supplemented with up to 18,000 ounces of higher-grade ore from Fekola Regional. B2Gold recently held meetings with the representatives of the Government of Mali regarding the 2023 Mining Code. The Government of Mali assisted the Company in clarifying the application of the 2023 Mining Code to existing and future projects in Mali, and also expressed their desire for B2Gold to rapidly progress the development of Fekola Regional and committed to assisting the Company in such development.

Masbate Mine – Philippines

	Three months ended
	March 31,
	2024	2023

Gold revenue ($ in thousands)	98,967	56,992
Gold sold (ounces)	47,700	29,650
Average realized gold price ($/ ounce)	2,075	1,922
Tonnes of ore milled	2,169,462	2,069,042
Grade (grams/ tonne)	0.99	0.95
Recovery (%)	72.4	73.5
Gold production (ounces)	49,782	46,364
Production costs ($ in thousands)	42,771	24,993
Cash operating costs(1) ($/ gold ounce sold)	897	843
Cash operating costs(1) ($/ gold ounce produced)	835	883
Total cash costs(1) ($/ gold ounce sold)	1,010	992
All-in sustaining costs(1) ($/ gold ounce sold)	1,219	1,320
Capital expenditures ($ in thousands)	8,530	8,953
Exploration ($ in thousands)	821	959
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines had an excellent start to 2024 with first quarter of 2024 gold production of 49,782 ounces, above budget by 5% (2,227 ounces) and 7% (3,418 ounces) higher than the first quarter of 2023 due to higher grade and higher mill throughput. For the first quarter of 2024, mill feed grade was 0.99 g/t compared to budget of 0.99 g/t and 0.95 g/t in the first quarter of 2023; mill throughput was 2.17 million tonnes compared to budget of 2.00 million tonnes and 2.07 million tonnes in the first quarter of 2023; and gold recovery averaged 72.4% compared to budget of 74.6% and 73.5% in the first quarter of 2023.

The Masbate Mine's cash operating costs (refer to “Non-IFRS Measures”) for the first quarter of 2024 were $835 per ounce produced ($897 per gold ounce sold) compared to a budget of $923 per ounce produced and $883 per ounce produced for the first quarter of 2023. Cash operating costs per ounce produced for the first quarter of 2024 were lower than budget as a result of higher than budgeted gold production and lower than anticipated mining and processing costs due to higher productivity and lower diesel and heavy fuel oil costs. Cash operating costs per ounce produced for the first quarter of 2024 were lower than the first quarter of 2023 due to higher gold production in the first quarter of 2024.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the quarter of 2024 were $1,219 per ounce sold compared to a budget of $1,308 per gold ounce sold and $1,320 per gold ounce sold in the first quarter of 2023. All-in sustaining costs for the first quarter of 2024 were 7% ($89 per gold ounce sold) lower than budget as a result of lower than budgeted production costs per gold ounce sold and lower than budgeted sustaining capital expenditures ($3 million). The lower sustaining capital expenditures were mainly a result of timing of expenditures and are expected to be incurred later in 2024.

Capital expenditures in the first quarter of 2024 totalled $9 million, primarily consisting of $6 million for mobile equipment purchases and rebuilds and $1 million for deferred stripping.

The Masbate Mine in the Philippines is expected to produce between 170,000 and 190,000 ounces of gold in 2024 at cash operating costs of between $945 and $1,005 per ounce and all-in sustaining costs of between $1,300 and $1,360 per ounce. Gold production is scheduled to be relatively consistent throughout 2024. For 2024, Masbate is expected to process 7.9 million tonnes of ore at an average grade of 0.93 g/t with a process gold recovery of 76.0%. Mill feed will be a blend of mined fresh ore and low-grade ore stockpiles.

Otjikoto Mine - Namibia

	Three months ended
	March 31,
	2024	2023

Gold revenue ($ in thousands)	106,159	102,339
Gold sold (ounces)	51,450	54,450
Average realized gold price ($/ ounce)	2,063	1,880
Tonnes of ore milled	826,477	823,952
Grade (grams/ tonne)	1.74	1.47
Recovery (%)	98.5	98.8
Gold production (ounces)	45,416	38,491
Production costs ($ in thousands)	28,869	24,950
Cash operating costs(1) ($/ gold ounce sold)	561	458
Cash operating costs(1) ($/ gold ounce produced)	642	605
Total cash costs(1) ($/ gold ounce sold)	644	533
All-in sustaining costs(1) ($/ gold ounce sold)	958	905
Capital expenditures ($ in thousands)	13,813	17,346
Exploration ($ in thousands)	1,789	494
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, performed well during the first quarter of 2024, producing 45,416 ounces of gold, above budget by 4% (1,916 ounces) as a result of higher than budgeted mill feed grade. Compared to the first quarter of 2023, gold production in the first quarter of 2024 was higher by 18% (6,925 ounces), mainly due to improved processed grade as a result of additional high-grade ore mined from the Wolfshag underground mine in the first quarter of 2024. For the first quarter of 2024, mill feed grade was 1.74 g/t compared to budget of 1.63 g/t and 1.47 g/t in the first quarter of 2023; mill throughput was 0.83 million tonnes compared to budget of 0.85 million tonnes and 0.82 million tonnes in the first quarter of 2023; and gold recovery averaged 98.5% compared to budget of 98.0% and 98.8% in the first quarter of 2023.

Ore production from the Wolfshag underground mine for the first quarter of 2024 averaged over 1,500 tonnes per day at an average grade of 4.06 g/t gold. As of the beginning of 2024, the Probable Mineral Reserve estimate for the Wolfshag deposit includes 100,000 ounces of gold in 0.6 million tonnes of ore at an average grade of 5.02 g/t gold. Open pit mining operations at the Otjikoto Mine will continue to ramp down in 2024 and conclude in 2025, while processing operations are expected to continue until economically viable stockpiles are exhausted in 2031. Underground operations are currently projected to continue into 2026 with potential to extend underground operations if the ongoing underground exploration program is successful in identifying more underground mineral deposits.

On January 31, 2024, the Company announced positive exploration drilling results from the Antelope deposit at the Otjikoto Mine. The Antelope deposit, which comprises the Springbok Zone, the Oryx Zone, and a possible third structure, Impala, subject to further confirmatory drilling, is located approximately 3 km south of the Otjikoto open pit. The Antelope deposit has the potential to be developed as an underground mining operation, which could complement the expected processing of low grade stockpiles at the Otjikoto mill from 2026 to 2031.

Cash operating costs (refer to “Non-IFRS Measures”) for the first quarter of 2024 were $642 per gold ounce produced ($561 per ounce gold sold), compared to a budget of $707 per ounce produced and $605 per ounce produced for the first quarter of 2023. Cash operating costs per ounce produced for the first quarter of 2024 were 9% ($65 per gold ounce produced) lower than budget as a result of higher production as described above and a weaker Namibian dollar. Cash operating costs per gold ounce sold for the first quarter of 2024 were lower than the cash operating costs per ounce produced for the first quarter of 2024 as a result of the sale of lower cost inventory produced in the fourth quarter of 2023. Cash operating costs per ounce produced for the first quarter of 2024 were higher than the first quarter of 2023 due to lower deferred stripping and stockpiled ore.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the first quarter of 2024 were $958 per gold ounce sold compared to a budget of $1,166 per gold ounce sold and $905 per gold ounce sold in the first quarter of 2023. All-in sustaining costs for the first quarter of 2024 were 18% ($208 per gold ounce sold) lower than budget as a result of lower than budgeted cash operating costs described above, higher than budgeted gold ounces sold and lower than budgeted sustaining capital expenditures ($2 million) partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. The lower sustaining capital expenditures were mainly a result of timing of expenditures and are expected to be incurred later in 2024.

Capital expenditures for the first quarter of 2024 totalled $14 million, consisting of $11 million for deferred stripping in the Otjikoto pit and $3 million for Wolfshag underground mine development.

The Otjikoto Mine in Namibia is expected to produce between 180,000 and 200,000 ounces of gold in 2024 at cash operating costs of between $685 and $745 per ounce and all-in sustaining costs of between $960 and $1,020 per ounce. Gold production at Otjikoto is expected to be relatively consistent throughout 2024. Otjikoto is expected to process a total of 3.4 million tonnes of ore at an average grade of 1.77 g/t gold with a process gold recovery of 98.0%. Processed ore will be sourced from the Otjikoto pit and the Wolfshag underground mine, supplemented by existing medium and high-grade ore stockpiles.

Investment in Calibre

On January 24, 2024, Calibre completed its acquisition of Marathon Gold Corp. and issued 249,813,422 Calibre common shares reducing B2Gold's ownership interest in Calibre to approximately 15%. As a result of the acquisition, Calibre acquired a 100% interest in the advanced-stage Valentine Gold Project in Newfoundland & Labrador.

At March 31, 2024, B2Gold held approximately 15% of the total issued and outstanding Calibre common shares and equity accounts for this ownership interest. The market value of the Company's 15% common shareholding of Calibre at March 31, 2024 was $137 million. For the first quarter of 2024, the Company's estimate of its share of Calibre's net income based on publicly available information was approximately $2 million. Calibre will report its first quarter of 2024 financial results on May 14, 2024. The Company will update any differences in the second quarter of 2024.

Attributable share of Calibre production and costs

Based on Calibre's production press release dated April 9, 2024, consolidated production of Calibre for the first quarter of 2024 was 61,767 ounces of which the Company's attributable share was 11,377 ounces.

The Company has assumed that the consolidated cash operating costs per ounce produced and all-in sustaining costs for Calibre for the first quarter of 2024 will be at the mid-point of the guidance ranges of approximately $1,000 to $1,100 per ounce and $1,275 to $1,375 per ounce, respectively.

Goose Project - Canada

The Back River Gold District consists of five mineral claims blocks along an 80 km belt. The most advanced project in the district, Goose, is fully permitted, construction has commenced, and has been de-risked with significant infrastructure currently in place. B2Gold’s management team has strong northern construction expertise and the experience to deliver the fully permitted Goose Project and the financial resources to develop the significant gold resource endowment at the Back River Gold District into a large, long life mining complex.

B2Gold recognizes that respect and collaboration with the Kitikmeot Inuit Association ("KIA") is central to the license to operate in the Back River Gold District and will continue to prioritize developing the project in a manner that recognizes Inuit priorities, addresses concerns and brings long-term socio-economic benefits to the Kitikmeot Region. B2Gold looks forward to continuing to build on its strong collaboration with the KIA and Kitikmeot communities.

At the Back River Gold District, B2Gold operates a sealift program in the summer months and delivers construction and operating materials to the MLA in Bathurst Inlet, Nunavut. An approximately 162 kilometer WIR is constructed by contractors, under B2Gold management, on an annual basis from December to February. The materials are then transported from the MLA to the Goose Project via the WIR during the months of March and April (the “WIR Campaign).

The 2024 WIR Campaign completed on April 30, 2024, and B2Gold is pleased to report the Company has successfully delivered all necessary materials required to complete construction of the Goose Project. Materials shipped from the MLA to the Goose

Project site during the 2024 WIR Campaign exceeded 2,100 total loads and included 400 loads of diesel fuel. Under B2Gold management, the 2,100 loads completed during the 2024 WIR Campaign is approximately double the loads completed during the 2023 WIR Campaign. Key materials delivered during the 2024 WIR Campaign included:

•All modular units necessary to expand the camp to 500 person capacity;
•All steel and rebar necessary to complete the mill and concrete work;
•Approximately 19 million liters of fuel that will be used between May 2024 and March 2025;
•All cement necessary to complete the construction project;
•More than 4,500 m3 of cement in one tonne bags; and
•All reagents necessary to commission and operate the mill starting in 2025.

As of the end of April 2024, all additional camp modules are on site and set in place. The camp will be expanded from 300 beds to 500 beds through six additional dorm wings and a small office complex wing. More than 120 new additional beds are currently ready to be occupied, with the full camp expansion expected to be complete by the end of May 2024.

B2Gold is expanding the existing diesel storage tank farms at the MLA and at the Goose Project from 25 million liter capacity to more than 80 million liters. This increase requires the addition of three more tanks at each site. All the steel required to complete the tank expansion is present at each site, and construction crews have commenced assembling the tank bases. These tanks will be complete by the end of August 2024 to receive the sealift shipment of fuel that will sustain the project from through the end of construction and into production in 2025.

The mill construction remains on schedule (with certain items ahead of schedule) with work ongoing on various facilities related to concrete, steel erection and building cladding. Installation of the ball mill is progressing ahead of schedule with the installation of all shell sections, feed / discharge heads, trunnion, pinion, and bearings having been completed.

The primary pond will provide contact water storage as well as store reclaimed water during the first year of processing operations. It is critical for the primary pond to receive water in 2024 for mill start-up and commissioning. The facility embankment includes a frozen core that requires a below grade cut-off trench to be constructed during the winter months. The cut-off trench was successfully completed in April 2024. Phase 2 of the embankment will be completed during summer 2024.

Development of the open pit and underground is slightly behind schedule due to equipment availability (commissioning and availability of the open pit equipment), adverse weather conditions and prioritizing of critical path construction activities. The current schedule indicates that an additional three months of mining must be added to the schedule to ensure that the Umwelt open pit, underground development, and crown pillar activities align and that there is sufficient tailings storage capacity in the Echo open pit. With the schedule change, the mill is now scheduled to start wet commissioning in the second quarter of 2025 with ramp up to full production in the third quarter of 2025 (one quarter later than previous estimates). This does not impact the other facets of the project and staffing tables have been adjusted to ensure that capital is conserved. With the updated schedule, the Company estimates that gold production in calendar year 2025 will be between 120,000 ounces and 150,000 ounces (previously estimated to be between 220,000 ounces and 260,000 ounces). Importantly, the updated mining schedule does not impact the total number of gold ounces the Company expects to produce over the life of mine of the Goose Project. The updated production profile has resulted in the Company now estimating that average annual gold production from 2026 to 2030 will increase to be in excess of 310,000 ounces per year (previously estimated at 300,000 ounces per year).

After completing a detailed design review of the Goose Project, B2Gold announced in January 2024 a revised construction capital estimate to C$1,050 million. In addition, before wet commissioning the Company estimated it will spend an additional C$200 million on underground development, deferred stripping and sustaining capital, as well as an additional C$205 million for fuels, reagents, and other working capital items necessary to build up site inventory levels due to the seasonality of the project logistics. As of December 31, 2023, approximately C$683 million had been spent on construction activities and C$44 million for the build-up of supplies inventory. In the first quarter of 2024, the Company incurred $117 million (C$158 million) for the Goose Project on construction activities and $2 million (C$3 million) on supplies inventory. As at March 31, 2024, approximately C$841 million in cash expenditures had been spent on construction activities and C$47 million on supplies inventory. Given the activities completed through March 31, 2024, the incorporation of the new mining schedule, and the successful completion of the 2024 WIR Campaign, the Company is in the process of completing a new review of the total cost to be incurred before wet commissioning. The updated total cost estimate is anticipated to be completed in June 2024. As a result of construction activities being on schedule (and in certain areas ahead of schedule), and the updated wet commissioning estimate relating solely to the mining schedule change, the Company estimates that the total spend to be incurred before wet commissioning will not be significantly different than previous estimates.

Fekola Complex - Fekola Mine and Fekola Regional Development

The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal pits and Fekola underground) and Fekola Regional (Anaconda Area (Bantako, Menankoto and Bakolobi permits) and the Dandoko permit).

Based on B2Gold's preliminary planning, the Anaconda Area could provide selective higher grade saprolite material (average annual grade of up to 2.2 g/t gold) to be trucked approximately 20 km and fed into the Fekola mill at a rate of up to 1.5 million tonnes per annum. Trucking of selective higher grade saprolite material from the Anaconda Area to the Fekola mill will increase the ore processed and has the potential to generate approximately 80,000 to 100,000 ounces of initial gold production per year from Fekola Regional sources (Fekola Regional Phase I). Receipt of an exploitation license for the Bantako North permit area remains outstanding pending finalization of an implementation decree for the new 2023 Mining Code by the State of Mali. As a result, no production is forecast from Fekola Regional in 2024. The new Mining Code is not expected to impact the matters that have been stabilized for the Fekola Mine operations under the existing Fekola mining convention entered into under the 2012 Mining Code, and the impact of a new 2023 Mining Code on the Fekola Regional licences is still under review by the Company, pending issuance of a final implementation decree by the State of Mali.

Gramalote Project - Colombia

B2Gold’s in-house projects team has commenced work on various smaller scale project development plans, with the goal of identifying a higher-return project than the previously contemplated joint venture development plan. Based on the results of the 2022 Gramalote feasibility study, the contemplated larger scale project did not meet the combined investment return thresholds for development by both B2Gold and AngloGold Ashanti Limited ("AngloGold"). The Company has completed a detailed review of the Gramalote Project, including the facility size and location, power supply, mining and processing options, tailings design, resettlement, potential construction sequencing and camp design to identify potential cost savings to develop a smaller scale project. A formal study commenced in the fourth quarter of 2023, with the goal of completing a preliminary economic assessment ("PEA") by the end of the second quarter of 2024.
LIQUIDITY AND CAPITAL RESOURCES
B2Gold continues to maintain a strong financial position and liquidity. At March 31, 2024, the Company had cash and cash equivalents of $568 million (December 31, 2023 - $307 million) and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $629 million (December 31, 2023 - $397 million). At March 31, 2024, the full amount of the Company's $700 million RCF was undrawn and available.

In January 2024, to further enhance the financial flexibility of the Company and provide additional cash liquidity at attractive terms as the Company continues to fund sustaining, development and growth projects across the operating portfolio, and increase financial capacity for potential growth projects in Namibia and Colombia, B2Gold entered into a Gold Prepay with a number of its existing lenders. The Company received an upfront payment of $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,768 ounces, representing approximately 10% of expected annual gold production in each of 2025 and 2026 (subject to finalization of production guidance for 2025 and 2026). Gold deliveries can be from production from any of the Company’s operating mines and the Gold Prepay can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces. The Gold Prepay was executed by Bank of Montreal, Canadian Imperial Bank of Commerce, ING Capital Markets LLC, and National Bank of Canada. In the first quarter of 2024, the Company utilized a portion of the proceeds from the $500 million Gold Prepay completed in January 2024 to repay the $150 million balance drawn on the RCF, leaving the full amount of $700 million available for future draw downs.

The Company has a RCF with a syndicate of international banks for an aggregate amount of $700 million. The RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $800 million any time prior to the maturity date of December 16, 2025. The RCF bears interest on a sliding scale of between the Secured Overnight Financing Rate (“SOFR”) plus a term credit spread adjustment in addition to the existing sliding scale premium of between 2.00% to 2.50%. Commitment fees for the undrawn portion of the facility are also on a sliding scale basis of between 0.45% and 0.563%. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at March 31, 2024, the Company was in compliance with these debt covenants.

The Company has a gold stream arrangement with Wheaton Precious Metals Corp. with a deposit amount of $84 million. The delivery obligation is as follows:

•2.7805% of gold production up to delivery of 87,100 oz;
•1.4405% of gold production up to an aggregate of 134,000 oz; and
•1.005% of gold production thereafter.

The Company has guaranteed the remaining portion of the gold stream obligation.

For the first quarter of 2024, capital expenditures totalled $237 million. The most significant capital expenditures were Fekola Mine expenditures of $81 million, Masbate Mine expenditures of $9 million, Otjikoto Mine expenditures of $14 million, Goose Project expenditures of $117 million, Gramalote Project expenditures of $3 million, and Fekola Regional expenditures of $5 million. Other exploration and development costs for the first quarter of 2024 totalled $9 million.

As at March 31, 2024, the Company had the following commitments (in addition to those disclosed elsewhere in the MD&A):

•For payments at the Fekola Mine of $28 million related to underground development, $7 million related to the construction of a new TSF, $6 million related to the solar plant expansion, $4 million related to mobile purchases and rebuilds, $2 million related to plant and powerhouse maintenance, and $1 million for other capital projects, all of which is expected to be incurred in 2024.
•For payments at the Goose Project of $30 million related to construction activities and $27 million related to mobile equipment, of which $52 million is expected to be incurred in 2024 and $5 million in 2025.
•For payments at the Masbate Mine of $1 million related to mobile equipment purchases, all of which is expected to be incurred in 2024.

Derivative financial instruments

Forward contracts - fuel oil, gas oil, diesel
The Company uses forward contracts for fuel oil, gas oil and diesel to manage the risk of volatility in the Company's future operating costs. The Company reviews the open positions and the potential for additional forward contracts on an ongoing basis. These derivative instruments were not designated as hedges by the Company and are being recorded at fair value through profit and loss ("FVTPL").
The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at March 31, 2024:

	2024	Total
Forward – fuel oil:
Litres (thousands)	4,023	4,023
Average strike price	$0.39	$0.39
The unrealized fair value of these contracts at March 31, 2024 was $0 million.

Operating activities

Cash flow provided by operating activities was $711 million in the first quarter of 2024 compared to $204 million in the first quarter of 2023, an increase of $507 million due mainly to $500 million of proceeds received from the Gold Prepay in January 2024, higher working capital inflows and lower long-term value-added tax outflows, partially offset by lower revenues of $12 million and higher production costs of $29 million. Cash income and withholding tax payments in the first quarter of 2024 totalled $39 million (first quarter of 2023 - $30 million), including approximately $10 million related to 2023 outstanding tax liability obligations. Based on actual results for the first quarter of 2024 and revised forecast assumptions, including an average forecast gold price of $2,000 per ounce for the balance of 2024 (previously $1,800 per ounce), the Company is now forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2024 of approximately $270 million (previous estimate was $187 million).

Financing activities

During the first quarter of 2024, the Company repaid the $150 million balance drawn on the RCF, made interest and commitment fee payments of $4 million, made dividend payments of $46 million, made equipment loan facility repayments of $2 million, and distributed $5 million to non-controlling interests.

On February 21, 2024, B2Gold’s Board declared a cash dividend for the first quarter of 2024 of $0.04 per common share (or an expected $0.16 per share on an annualized basis), paid on March 20, 2024. The declaration and payment of future quarterly dividends remains at the discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

The Company has a dividend reinvestment plan ("DRIP"). The DRIP provides B2Gold shareholders residing in Canada and the United States with the opportunity to have the cash dividends declared on all or some of their common shares automatically reinvested into Reinvestment Shares on an ongoing basis. Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP. Dividends are only payable as and when declared by the Company’s Board of Directors. The benefits of enrolling in the DRIP include the convenience of automatic reinvestment of dividends into Reinvestment Shares; flexibility to enroll some or all common shares in the DRIP; and ability to acquire Reinvestment Shares without paying any brokerage fees. Participants in the DRIP will acquire Reinvestment Shares issued from a Treasury Purchase at a price equal to the volume weighted average price of the Company’s common shares on the Toronto Stock Exchange for the five consecutive trading days immediately preceding a dividend payment date, subject to a possible discount, in the Company’s sole discretion, of up to 5%. For the dividend declared on February 21, 2024, a discount of 3% was offered.

B2Gold expects to declare future quarterly dividends in 2024 at the same rate of $0.04 per common share ($0.16 per share on an annualized basis). This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with the Company's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

Investing activities

For the first quarter of 2024, capital expenditures totalled $237 million. The most significant capital expenditures were Fekola Mine expenditures of $81 million, Masbate Mine expenditures of $9 million, Otjikoto Mine expenditures of $14 million, Goose Project expenditures of $117 million, Gramalote Project had capital expenditures of $3 million and the Fekola Regional properties had capital expenditures of $5 million. Other exploration and development costs for the first quarter of 2024 totalled $9 million.

Exploration

Resource property expenditures on exploration are disclosed in the table below:

	For the three months ended March 31, 2024	For the three months ended March 31, 2023
	$	$
	(000’s)	(000’s)
Fekola Mine, exploration	1,302	1,706
Masbate Mine, exploration	821	959
Otjikoto Mine, exploration	1,789	494
Goose Project, exploration	2,312	—
George Property, exploration	157	—
Menankoto Property, exploration	—	3,036
Dandoko Property, exploration	(20)	3,473
Bantako North Property, exploration	—	1,441
Finland Properties, exploration	1,393	2,271
Bakolobi Property, exploration	344	1,180
Other	742	1,431

	8,840	15,991

B2Gold is planning another year of extensive exploration in 2024 with a budget of approximately $63 million. A significant focus will be exploration at the Back River Gold District, with the goal of enhancing and growing the significant resource base at the Goose Project and surrounding regional targets. In Namibia, the exploration program at the Otjikoto Mine will be the largest program since 2012. In Mali, the exploration program will be a more strategic search for near-mine, near-surface sources of additional sulphide-related gold mineralization. In the Philippines, the exploration program at Masbate will focus on converting inferred mineral resource areas and expanding the existing open pits. Early stage exploration programs will continue in the Philippines and Cote d’Ivoire in 2024. Finally, the Company will continue to search for new joint ventures and strategic investment opportunities, building on existing equity investments in Snowline Gold Corp. and Matador Mining Ltd.

2024 Guidance for Canada

A total of $28 million is budgeted for exploration at the Back River Gold District in 2024. A total of 25,000 metres of drilling will include some infill drilling in selected areas and target extensions of the Llama and Umwelt deposits, the largest and highest grade resources at the Goose Project. In addition to drilling, deep-imaging geophysical methods are planned in order to improve the Company’s ability to target new underground resources in areas such as Nuvuyak, Goose Neck and Kogoyak. Regional exploration including geophysics, mapping, and potentially, limited drilling will be undertaken on the George, Boot, Boulder and Del projects.

2024 Guidance for Mali

A total of $10 million is budgeted for exploration in Mali in 2024 with an ongoing focus on discovery of additional high-grade, sulphide mineralization across the Fekola Complex to supplement feed to the Fekola mill. A total of 20,000 metres of diamond and reverse circulation drilling is planned for 2024.

2024 Guidance for the Philippines

The total budget for the Philippines in 2024 is approximately $6 million, of which the Masbate exploration budget is $4 million, including approximately 7,000 metres of drilling. The 2024 exploration program will continue to focus on converting inferred mineral resource areas below existing design pits, to support expanding the existing open pits. Several grassroots greenfield targets will be further tested as well.

An additional $2 million will be allocated to targeting new regional projects in highly prospective areas in the Philippines, leveraging off B2Gold’s presence and operational experience in the country. A total of 4,000 metres is allocated to testing new projects.

2024 Guidance for Namibia

A total of $9 million is budgeted for exploration at Otjikoto in 2024, the largest program since the definition of the Wolfshag discovery in 2012. The focus of the exploration program will be drilling the recently discovered Antelope zone, located approximately 3 km south of Phase 5 of the Otjikoto open pit, with a total of 39,000 metres of drilling planned.

2024 Guidance for Greenfields Exploration

B2Gold has allocated approximately $13 million (including $2 million for the grassroots projects in the Philippines) in 2024 for its grassroots exploration programs, including Finland and Cote d’Ivoire.

In Finland, the Company had allocated $4 million to fund its 70% contribution to the Central Lapland Joint Venture with Aurion Resources Ltd ("Aurion"). A total of 9,700 metres of diamond drilling will test targets defined during an extensive prospectivity analysis completed in 2023.

In the first quarter of 2024, B2Gold received a non-binding offer, from Rupert Resources Ltd. for the purchase of the Company's 70% interest in the joint venture between B2Gold and Aurion. The transaction is conditional upon execution of a definitive agreement and investor rights agreement, completion of mutual due diligence and applicable regulatory approvals.

A budget of approximately $3 million has been allocated by the Company for ongoing exploration in Cote d’Ivoire. A total of 17,000 metres of diamond, reverse circulation and reconnaissance auger drilling is planned in 2024.

In addition to the defined programs noted above, the Company has allocated approximately $4 million for the generation and evaluation of new greenfields targets.
CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 4 and 5 of its Notes to the annual consolidated financial statements for the year ended December 31, 2023. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:
Fair value of financial instruments
The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. In determining the fair value of the gold stream obligation, the Company makes significant assumptions that are based on the underlying models and the market conditions existing at both initial recognition and the end of each reporting period.

Mineral reserve and resource estimates
Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological assessments to interpret the data. The estimation of recoverable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions made in estimating the size, and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mining interests, mine restoration provisions, the gold stream obligation, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.
Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Long-term value-added tax receivables at March 31, 2024 includes amounts for the Fekola Mine of $151 million (December 31, 2023 - $137 million), for the Masbate Mine of $48 million (December 31, 2023 – $45 million), and for the Gramalote Project of $18 million (December 31, 2023 - $18 million).

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Fekola Tax Audits

The Company's subsidiary, Fekola SA, received a Notice for Reassessment dated September 6, 2022, from the Malian Directorate General of Taxes (“DGT”) asserting proposed adjustments and other tax liabilities amounting to $26 million excluding penalties, $45 million including penalties, (based on the March 31, 2024 exchange rate of CFA 607 to $1) arising from tax audits conducted for fiscal years 2016-2018. Fekola SA filed a contentious claim, dated November 3, 2022, outlining its objections to the reassessment in accordance with the Mali Income Tax Act. At March 31, 2024, the Company has recorded a total provision of $10 million (net provision of $5 million after taking into account a $5 million prepayment made in December 2022) reflecting its best estimate of the final settlement of the reassessment amount.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR+ at www.sedarplus.ca, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR+ and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be negatively impacted and its financial condition and results of operations may suffer significantly.
INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.
The Company’s management has determined that there have been no significant changes in the Company’s internal control over financial reporting during the three months ended March 31, 2024, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
NON-IFRS MEASURES
Cash operating costs per gold ounce sold and total cash costs per gold ounce sold
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.
Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended March 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	85,105	42,771	28,869	156,745	11,905	168,650
Royalties and production taxes	20,395	5,390	4,242	30,027	854	30,881

Total cash costs	105,500	48,161	33,111	186,772	12,759	199,531

Gold sold (ounces)	123,828	47,700	51,450	222,978	11,377	234,355

Cash operating costs per ounce ($/ gold ounce sold)	687	897	561	703	1,046	720

Total cash costs per ounce ($/ gold ounce sold)	852	1,010	644	838	1,121	851

	For the three months ended March 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	77,661	24,993	24,950	127,604	15,765	143,369
Royalties and production taxes	26,666	4,413	4,082	35,161	1,254	36,415

Total cash costs	104,327	29,406	29,032	162,765	17,019	179,784

Gold sold (ounces)	165,050	29,650	54,450	249,150	16,142	265,292

Cash operating costs per ounce ($/ gold ounce sold)	471	843	458	512	977	540

Total cash costs per ounce ($/ gold ounce sold)	632	992	533	653	1,054	678
Cash operating costs per gold ounce produced
In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended March 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	85,105	42,771	28,869	156,745	11,905	168,650
Inventory sales adjustment	(1,922)	(1,224)	272	(2,874)	—	(2,874)

Cash operating costs	83,183	41,547	29,141	153,871	11,905	165,776

Gold produced (ounces)	119,141	49,782	45,416	214,339	11,377	225,716

Cash operating costs per ounce ($/ gold ounce produced)	698	835	642	718	1,046	734

	For the three months ended March 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	77,661	24,993	24,950	127,604	15,765	143,369
Inventory sales adjustment	2,518	15,937	(1,649)	16,806	—	16,806

Cash operating costs	80,179	40,930	23,301	144,410	15,765	160,175

Gold produced (ounces)	165,864	46,364	38,491	250,719	16,137	266,856

Cash operating costs per ounce ($/ gold ounce produced)	483	883	605	576	977	600
All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014 with further updates announced on November 16, 2018 which were effective starting January 1, 2019.
Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to restricted share units/deferred share units/performance share units/restricted phantom units ("RSUs/DSUs/PSUs/RPUs"), community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended March 31, 2024 (dollars in thousands):

	For the three months ended March 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	85,105	42,771	28,869	—	156,745	11,905	168,650
Royalties and production taxes	20,395	5,390	4,242	—	30,027	854	30,881
Corporate administration	2,727	514	1,480	9,417	14,138	561	14,699
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	33	—	—	4,973	5,006	—	5,006
Community relations	145	13	331	—	489	—	489
Reclamation liability accretion	435	301	238	—	974	—	974
Realized gains on derivative contracts	(218)	(144)	(31)	—	(393)	—	(393)
Sustaining lease expenditures	84	318	554	492	1,448	—	1,448
Sustaining capital expenditures(2)	67,870	8,249	12,898	—	89,017	1,755	90,772
Sustaining mine exploration(2)	1,302	734	702	—	2,738	—	2,738

Total all-in sustaining costs	177,878	58,146	49,283	14,882	300,189	15,075	315,264

Gold sold (ounces)	123,828	47,700	51,450	—	222,978	11,377	234,355

All-in sustaining cost per ounce ($/ gold ounce sold)	1,436	1,219	958	—	1,346	1,325	1,345
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2024 (dollars in thousands):

	For the three months ended March 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	80,562	8,530	13,813	102,905	1,755	104,660
Fekola underground	(11,104)	—	—	(11,104)	—	(11,104)
Road construction	(1,588)	—	—	(1,588)	—	(1,588)
Land acquisitions	—	(71)	—	(71)	—	(71)
Other	—	(210)	(915)	(1,125)	—	(1,125)

Sustaining capital expenditures	67,870	8,249	12,898	89,017	1,755	90,772

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2024 (dollars in thousands):

	For the three months ended March 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	1,302	821	1,789	3,912	—	3,912
Regional exploration	—	(87)	(1,087)	(1,174)	—	(1,174)

Sustaining mine exploration	1,302	734	702	2,738	—	2,738
The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended March 31, 2023 (dollars in thousands):

	For the three months ended March 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	77,661	24,993	24,950	—	127,604	15,765	143,369
Royalties and production taxes	26,666	4,413	4,082	—	35,161	1,254	36,415
Corporate administration	2,961	499	1,704	9,021	14,185	749	14,934
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	4,319	4,319	—	4,319
Community relations	674	58	271	—	1,003	—	1,003
Reclamation liability accretion	381	291	294	—	966	—	966
Realized gains on derivative contracts	(771)	(1,172)	(488)	—	(2,431)	—	(2,431)
Sustaining lease expenditures	64	307	623	449	1,443	—	1,443
Sustaining capital expenditures(2)	49,776	8,776	17,346	—	75,898	2,006	77,904
Sustaining mine exploration(2)	1,706	959	494	—	3,159	—	3,159

Total all-in sustaining costs	159,118	39,124	49,276	13,789	261,307	19,774	281,081

Gold sold (ounces)	165,050	29,650	54,450	—	249,150	16,142	265,292

All-in sustaining cost per ounce ($/ gold ounce sold)	964	1,320	905	—	1,049	1,225	1,060
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2023 (dollars in thousands):

	For the three months ended March 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	53,795	8,953	17,346	80,094	2,006	82,100
Road construction	(2,410)	—	—	(2,410)	—	(2,410)
Fekola underground study	(1,609)	—	—	(1,609)	—	(1,609)
Other	—	(177)	—	(177)	—	(177)

Sustaining capital expenditures	49,776	8,776	17,346	75,898	2,006	77,904

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2023 (dollars in thousands):

	For the three months ended March 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	1,706	959	494	3,159	—	3,159
Regional exploration	—	—	—	—	—	—

Sustaining mine exploration	1,706	959	494	3,159	—	3,159

Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.
Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.
A reconciliation of net income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended
	March 31,
	2024	2023
	$	$
	(000’s)	(000’s)

Net income attributable to shareholders of the Company for the period:	39,751	85,973

Adjustments for non-recurring and significant recurring non-cash items:
Write-down of mining interests	—	16,419
Unrealized losses on derivative instruments	118	2,788
Office lease termination costs	—	1,946
Change in fair value of gold stream	10,852	—
Dilution loss on associate	9,982	—
Deferred income tax expense (recovery)	20,800	(1,264)

Adjusted net income attributable to shareholders of the Company for the period	81,503	105,862

Basic weighted average number of common shares outstanding (in thousands)	1,303,191	1,075,402

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.06	0.10

SUMMARY OF QUARTERLY RESULTS

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2024	2023	2023	2023	2023	2022	2022	2022
Gold revenue ($ in thousands)	461,444	511,974	477,888	470,854	473,556	592,468	392,554	381,985
Net income (loss) for the period ($ in thousands)	48,481	(117,396)	(34,770)	91,850	101,904	176,468	(21,234)	40,686
Earnings (loss) per share (1) – basic ($)	0.03	(0.09)	(0.03)	0.06	0.08	0.15	(0.02)	0.04
Earnings (loss) per share (1) – diluted ($)	0.03	(0.09)	(0.03)	0.06	0.08	0.15	(0.02)	0.04
Cash flows provided by operating activities ($ in thousands)	710,727	205,443	110,204	194,983	203,823	270,491	93,118	124,879
Gold sold (ounces)	222,978	256,921	248,889	239,100	249,150	339,355	229,400	205,300
Average realized gold price ($/ ounce)	2,069	1,993	1,920	1,969	1,901	1,746	1,711	1,861
Gold produced (ounces)	214,339	270,611	225,052	245,961	250,719	352,769	214,903	208,858
Gold produced, total including Calibre equity investment (ounces)	225,716	288,665	242,838	262,701	266,856	367,870	227,016	223,623
Production costs ($ in thousands)	156,745	164,406	171,425	152,762	127,604	159,559	185,704	158,303
Cash operating costs (2) ($/ gold ounce sold)	720	661	706	667	540	497	824	786
Total cash costs (2) ($/ gold ounce sold)	851	786	840	800	678	618	939	900
All-in sustaining costs (2) ($/ gold ounce sold)	1,345	1,257	1,272	1,214	1,060	892	1,169	1,111
Adjusted net income (1)(2) ($ in thousands)	81,503	90,697	64,840	85,804	105,862	121,442	31,996	45,248
Adjusted earnings per share (1)(2) – basic ($)	0.06	0.07	0.05	0.07	0.10	0.11	0.03	0.04
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS Measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Quarterly gold revenue throughout the eight quarters is a function of quarterly production levels, the timing of bullion shipments and changes in average realized gold price while cash flows from operating activities are also impacted by cash operating costs of each quarter and changes in working capital, in addition to the factors noted for gold revenue. Net income throughout the eight quarters is a function of quarterly revenues, cash operating costs, related taxes and asset impairment charges. The net loss in the third quarter of 2023 reflects an impairment loss of $112 million impairment charge on the Gramalote Project as a result of the Company's acquisition from AngloGold of the remaining 50% stake in the Gramalote Project. The net loss in the fourth quarter of 2023 reflects an impairment of $192 million related to the Fekola Complex, net of deferred income tax.

SUMMARY AND OUTLOOK
The Company is pleased with its start to 2024 and the positive first quarter of 2024 operating and financial results. The Company is on track to meet its annual gold production forecast of between 860,000 and 940,000 ounces (including 40,000 to 50,000 ounces of attributable production from Calibre). The Company’s total consolidated gold production is expected to be relatively consistent throughout 2024, with third quarter production expected to be slightly lower. The expected decrease in gold production relative to 2023 is predominantly due to lower production at the Fekola Complex as a result of the delay in receiving an exploitation license for Fekola Regional from the Government of Mali, delaying the 80,000 to 100,000 ounces that were scheduled in the life of mine plan to be trucked to the Fekola mill and processed in 2024. The contribution of this gold production from Fekola Regional is now expected to start at the beginning of 2025. The Company’s total consolidated cash operating costs for the year (including estimated attributable results for Calibre) are forecast to be between $835 and $895 per ounce and total consolidated all-in sustaining costs (including estimated attributable results for Calibre) are forecast to be between $1,360 and $1,420 per ounce. The anticipated increase in the Company's consolidated cash operating costs per ounce for 2024 reflects the processing of lower-grade ore at Fekola in 2024. The total consolidated all-in sustaining costs per ounce for 2024 reflect the final full year of spending on both the new Fekola TSF and the Fekola solar plant expansion, in addition to the ongoing substantial capitalized stripping campaign planned at Fekola for 2024.

B2Gold has successfully completed the 2024 WIR campaign and has delivered all necessary material from the MLA to complete the construction of the Goose Project in the first quarter of 2025. The mill construction remains on schedule (and in some cases ahead of schedule) with work on-going on various facilities related to concrete, steel erection and building cladding. Additionally, installation of the ball mill is progressing ahead of schedule with installation of all shell sections, feed/discharge heads, trunnion, pinion and bearings. Development of the open pit and underground is slightly behind schedule due to equipment availability (commissioning and availability of the open pit equipment), adverse weather conditions and prioritizing of critical path construction activities. The current schedule indicates that an additional three months of mining must be added to the schedule to ensure that the Umwelt open pit, underground development, and crown pillar activities align and that there is sufficient tailings storage capacity in the Echo Open Pit. With the schedule change, the mill is now scheduled to start wet commissioning in second quarter of 2025 with ramp up to full production in the third quarter of 2025 (one quarter later than previous estimates).

This does not impact the other facets of the project and staffing tables have been adjusted to ensure that capital is conserved. With the updated schedule, the Company estimates that gold production in calendar year 2025 will be between 120,000 ounces and 150,000 ounces (previously estimated to be between 220,000 ounces and 260,000 ounces). Importantly, the updated mining schedule does not impact the total number of gold ounces the Company expects to produce over the life of mine of the Goose Project. The updated production profile has resulted in the Company now estimating that average annual gold production from 2026 to 2030 will increase to be in excess of 310,000 ounces per year (previously estimated at 300,000 ounces per year).

The Company has completed a detailed review of the Gramalote Project, including the facility size and location, power supply, mining and processing options, tailings design, resettlement, potential construction sequencing and camp design to identify potential cost savings to develop a smaller scale project. A formal study commenced in the fourth quarter of 2023, with the goal of completing a PEA by the end of the second quarter of 2024.

B2Gold expects to declare future quarterly dividends in 2024 at the same rate of $0.04 per common share (or an annualized rate of $0.16 per common share), which represents one of the highest dividend yields in the gold sector.

The Company's ongoing strategy is to continue to maximize profitable production from its mines, further advance its pipeline of remaining development and exploration projects, evaluate new exploration, development and production opportunities and continue to pay an industry leading dividend yield.
OUTSTANDING SHARE DATA
At May 7, 2024, 1,306,592,614 common shares were outstanding. In addition, there were approximately 28.3 million stock options outstanding with exercise prices ranging between Cdn.$3.30 to Cdn.$8.53 per share, approximately 4.6 million RSUs outstanding and approximately 7.4 million PSUs outstanding.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates. In respect of Calibre’s operations, production is presented on an approximate 15% basis in the first quarter of 2024 (to reflect B2Gold's approximate interest in Calibre during the period).

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance for 2024; projected gold production, cash operating costs and all-in sustaining costs on a consolidated and mine by mine basis in 2024; total consolidated gold production of between 860,000 and 940,000 ounces (including 40,000 to 50,000 attributable ounces from Calibre) in 2024, with cash operating costs of between $835 and $895 per ounce and all-in sustaining costs of between $1,360 and $1,420 per ounce; B2Gold’s continued prioritization of developing the Goose Project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Project capital cost being approximately C$1,050 million and the net cost of open pit and underground development, deferred stripping, and sustaining capital expenditures to be incurred prior to first gold production being approximately C$200 million an the cost for reagents and other working capital items being C$205 million; the Goose Project producing approximately 310,000 ounces of gold per year for the first five years; the Company's consolidated gold production to be relatively consistent throughout 2024; the potential for Fekola Regional to provide saprolite material to feed the Fekola mill within three months after receipt of an exploitation license; Fekola Regional production now expected to commence at the beginning of 2025; the timing and results of a study for the Fekola Complex optimization study; the potential receipt of an exploitation permit for Bantako North later in 2024; the impact of the 2023 mining code in Mali; the potential for completion of the mill construction in the first quarter of 2025 and first gold production in the second quarter of 2025 from the Goose Project; the potential to extend Wolfshag underground mine past 2026; the potential for the Antelope Zone to contribute to the Otjikoto production profile; the timing and results of a preliminary economic assessment for the Gramalote Project; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; and B2Gold's attributable share of Calibre’s operations. All statements in this MD&A that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates;

not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Gold Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of B2Gold's equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedarplus.ca and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The disclosure in this MD&A was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC, and resource and reserve information contained or referenced in this MD&A may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

QUALIFIED PERSONS

William Lytle, Senior Vice President and Chief Operating Officer, a qualified person under National Instrument 43-101, has reviewed and approved the disclosure of all scientific and technical information related to operational matters contained in this MD&A. Andrew Brown, P. Geo., Vice President, Exploration, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.